October 15, 2014

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Eric McPhee

RE:	Brookfield Asset Management Inc.
Form 40-F for the year ended December 31, 2013
Filed on March 31, 2014
File No. 033-97038

Thank you for your letter dated September 30, 2014. For your reference we have included, along with our responses, each of your questions in italics using the same numbering references in your letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2013

Exhibit 99.2

Note 3 – Segmented Information, pages 102 – 108

1.	We have considered your responses to comments 10 and 12 in your correspondence dated March 13, 2014. You have identified corporate operations as a separate operating segment. It is not clear how corporate operations meet the definition of an operating segment under IFRS 8. Please tell us how you evaluated the guidance outlined in paragraphs 5 through 10 of IFRS 8 in determining that corporate operations meets the definition of an operating segment. Specifically, please explain what revenues are generated through your corporate operations and how they are not incidental to the activities of your operations as a whole.

The core principal in IFRS 8, Operating Segments (“IFRS 8”) is that “an entity shall disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates.” The Basis of Conclusions of IFRS 8 further states that “defining segments based on the structure of an enterprise’s internal organization would result in improved information. Not only would enterprises be likely to report more detailed information but knowledge of the structure of an enterprise’s internal organization is valuable in itself because it highlights the risks and opportunities that management believes are important” (excerpt of appendix A, paragraph 59). The company’s business activities represent eight operating segments. This is consistent with how the company’s Chief Operating Decision Maker (“CODM”), its Chief Executive Officer, assesses performance and allocates capital and is based on its organizational structure, consistent with the manner information is generated for internal use. This manner of segment disclosure is also consistent with how information about the company’s performance is provided to its Board of Directors.

The company’s “Corporate activities include the investment of the company’s cash and financial assets, as well as the management of our corporate capitalization,” as noted on page 97 of Form 40-F for the year ended December 31, 2013. Management determined that the company’s Corporate activities meet the requirements of IFRS 8 paragraphs 5 to 10 and accordingly are an operating segment, based on the following analysis:

•	The Company’s Corporate activities engage in investment and treasury management operations and provide liquidity management for the entire group. The Corporate activities operating segment earns revenues in the form of capital gains, dividends and interest on its cash and financial asset portfolio and incurs interest expense on its capitalization. The segment also provides liquidity and treasury services to the company’s other operating segments, and earns market-based interest rates or transaction fees, respectively. A team of full-time employees are dedicated to these operations and actively manage a permanent pool of capital. Accordingly the segment also incurs all expenses associated with its employees and their activities.

•	The results of these operations are regularly reported to the company’s CODM, who evaluates segment performance based on its segmented profit or loss, which is measured as Funds from Operations (“FFO”). The CODM also makes resource allocation decisions based on the risk-weighted returns of investing externally, serving internal liquidly requirements, and repaying or taking on additional corporate leverage.

•	Discrete financial information is prepared for this operating segment. These results are also reviewed by the Corporate activities “segment manager”, which is the company’s Chief Financial Officer.

Management does not view these activities as incidental, nor the revenues that they generate, particularly as they have a dedicated team of professionals focused on managing this pool of capital and maximizing its performance.

Paragraph 13 of IFRS 8 requires that an operating segment is separately reported if any of segmented revenues, profit or loss or assets are 10% or more of the total of all segmented revenues, profit or loss or assets, respectively. Management recognizes that the company’s Corporate activities segmented revenues have not met the quantitative thresholds for disclosure as a separate operating segment over the past three years, however both segmented assets (common equity) and the absolute value of segmented profit or loss (FFO) meet the quantitative thresholds, in two of the last three years, as shown in the table below:

For the years ended Dec. 31,	2013		2012		2011
	$	%	$	%	$	%
Segment revenues	347	2%	260	1%	311	2%
Segment profit/loss (FFO)	223	7%	(402)	-23%	(397)	-25%
Segment assets (common equity)	(6,199)	-26%	(6,499)	-26%	(5,924)	-26%

Management also notes that 2013 FFO included a $525 million gain on the settlement of a long-dated interest rate swap contract. Excluding this non-recurring gain, FFO for the segment was a loss of $302 million which represented 11% of FFO on an absolute basis.

Note 30 – Related Party Transactions, page 144

2.	Please clarify whether Partners Limited incurs any expenses (i.e. payment of services for your benefit or provides compensation to any current executives and directors) on your behalf. To the extent such transactions exist, please clarify how it is accounted for and where such transactions are reflected on your IFRS financial statements.

Partners Limited does not incur any expenses on behalf of the company.

Partners Limited does not pay for any services for the company’s benefit and none of the company’s named executive officers or directors receives compensation from Partners Limited.

On an annual basis, Partners Value Split Corp., a wholly-owned subsidiary of Partners Value Fund (49% owned by Partners Limited), pays a fee of C$30,000 per annum to the company for certain investment management and administration services. Since Partners Value Split Corp. is a reporting issuer in Canada, the agreements with respect to this fee are publicly filed in Canada and the fee is disclosed in Partners Value Split Corp.’s 2013 annual report. The fee is not material and accordingly not disclosed separately in Note 30 – Related Party Transactions. The fee is included within Brookfield’s consolidated revenues.

Form 6-K FILED ON APRIL 7, 2014

Exhibit 99.1

3.	We note your disclosure on page 14 that the total value of shares, DSUs and RSUs beneficially owned, controlled or directed by Mr. Flatt in 2014 is $754,283,225 and your disclosure on page 41 that the value of his total cumulative compensation from 2002 to 2013 was $88,947,200 at December 31, 2013. Please tell us why these amounts are significantly different.

The disclosure on page 14 for Mr. Flatt shows the total number of Class A shares of the company owned by Mr. Flatt, directly or indirectly, shares in which he has a pro rata interest, and his deferred share units (DSUs) and restricted share units (RSUs). This disclosure is required under Canadian securities law. In order to demonstrate that this ownership meets the company’s share ownership guidelines, as recommended by the Canadian Coalition of Good Governance (CCGG) as a best practice for proxy circulars, the value of the Class A shares and units is also presented in this table, along with the amount of the applicable share ownership guideline. The interests have been valued using the closing price of the Class A shares shortly prior to the date of the Form 6-K filed on April 7, 2014.

The table on page 41 for Mr. Flatt shows the value of the compensation awarded to Mr. Flatt during the period covered by the table, being his tenure as Chief Executive Officer of the company. We note that the table on page 41 is not prescribed by the disclosure requirements of Canadian securities laws but it is included as part of best practices in corporate governance as recommended by CCGG. The table presents a “look back”, designed to show the trend in compensation awarded to Mr. Flatt and the value that it represents over his tenure as CEO. Because a significant portion of Mr. Flatt’s compensation over that period was in the form of long-term share ownership awards, the table also shows the value of those share ownership awards at the end of 2013 (being the in-the-money value in the case of options). Accordingly, this table does not include the value of any Class A shares owned by Mr. Flatt unless the shares were acquired through the exercise of options granted during the period covered by the table, in which case the amount included is only the in-the-money value on the date of exercise.1 Any compensation awarded to Mr. Flatt prior to 2002, or the value accruing therefrom, is not included in this table. Also, for Class A Shares acquired through the exercise of options granted during the period, the value in excess of the in-the-money amount of options on the date of exercise is excluded as it is not properly attributable to compensation, but to Mr. Flatt’s investment in the company. As a result, the majority of the shares disclosed on page 14 for Mr. Flatt are not reflected, or their value is not fully reflected, in the table on page 41.

[1]	By way of example, for an option that was in-the-money by $10.00 on the date of exercise, $10.00 is included in the period end compensation value on page 41. On page 14, the Class A Share received on exercise, and still held, would be valued at $39.52. The difference between $10 and $39.52 represents the value accrued to Mr. Flatt as a result of his decision to maintain his investment in Class A shares after exercise of the option.

In addition, there are differences in how the tables on page 14 and 41 value Mr. Flatt’s ownership. All of the interests of directors in the table on director nominees are valued using the closing price of the Class A shares on March 25, 2014, whereas on page 41, all values are calculated using the December 31, 2013 value. Different dates are used for the two tables, as prescribed by the form requirements under Ontario securities laws. In addition, the table on page 14 includes pro rata interests which are interests owned through Partners Limited, Partners Value Fund and Escrowed Shares. These interests are either not included in the table on page 41 or are valued differently in the two tables (all of the interests in the table on page 14 are simply multiplied by the closing price of the Class A shares on March 24, 2014 and the corresponding values shown).

As stated above, the table on the director nominees starting on page 8 is not required to include the value of the interests owned by directors and the company has determined to exclude this disclosure going forward.

In addition, please quantify any amounts received by each of your named executive officers and directors resulting from their ownership, directly or indirectly, in Partners Limited and/or its affiliates.

The named executive officers and directors of the company who are also shareholders of Partners Limited and Partners Value Fund do not receive any amounts resulting from their ownership, directly or indirectly, in Partners Limited and/or its affiliates, other than through the economic benefits of ownership of shares of Partners Limited and Partners Value Fund. Shareholders in these companies are entitled to receive dividends as and when paid by such entities and may realize capital appreciation if and when such shares are sold. These amounts are not received as compensation for services to us or any of our subsidiaries but as a result of the investments made by the individuals in Partners Limited and Partners Value Fund.

4.	We note your disclosure on pages 4 and 5 regarding the principal holders of voting shares. Please tell us whether Partners Limited and/or its affiliates continue to acquire or dispose of any Class A or Class B shares, and, if so, please describe how Partners Limited and/or its affiliates acquire or dispose of shares, including how any decisions to acquire or dispose of shares are made.

Partners Limited is the sole owner of all of the company’s Class B shares and has not acquired or disposed of any Class B shares since their original issuance in August 1997.

Partners Limited does not regularly acquire or dispose of the company’s Class A shares, either directly or indirectly. The last purchase of the company’s Class A shares by Partners Limited, directly or indirectly, occurred in February 2011, when Partners Value Fund acquired approximately C$25 million worth of a C$578 million public offering of Class A shares.

Decisions to acquire Class A shares by Partners Limited in the ordinary course of business, directly or indirectly, are ultimately made by me as the President of Partners Limited. To inform my decisions I may consult with officers and directors of Partners Limited, many of whom are also named executive officers or directors of the company, as disclosed on page 5 of our Form 6-K filed on April 7, 2014.

Decisions to dispose of Class A or Class B shares of the company or common shares of Partners Value Fund must be approved by shareholders owning at least 66% of the common shares of Partners Limited.

In addition to the responses above, we hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions and/or comments, please do not hesitate to contact me at (416) 359-8601.

Yours truly,

/s/ Brian D. Lawson
Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management Inc.